SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Q3 Orders and Revenues improve sequentially 15% and 35% EUR 51.5m Inventory write-downs reflecting the slower than expected recovery of demand LED-lighting gaining further momentum, but customers still hesitant to invest 2012 Revenues predicted to reach ca. EUR 220m with an EBIT loss of EUR 125m

Aachen/Germany, October 25, 2012 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), a leading provider of deposition equipment to the global semiconductor industry, has seen its Q3/2012 equipment orders pick up by 15% sequentially to EUR 34.5m. Current Q4/2012 quotation levels suggest a continuation of this development, implying that the order trough point in the current investment cycle has been passed. Q3/2012 revenues increased by 35% sequentially to EUR 62.2m. However, the pickup in order intake and revenues during Q3 was not as strong as expected.

Consequently, Management has reviewed the immediate outlook in comparison to the inventories held and concluded that despite the positive long term outlook for the LED industry that the existing stock held was inappropriately high in comparison to the current subdued level of demand in the market. Management has subsequently decided to write down EUR 51.5m of inventories as excess to requirement. As it is now evident that AIXTRON will not return to profitability during 2012, the Company has now guided towards a 2012 EBIT loss of ca. EUR 125m with revenues of ca. EUR 220m for the fiscal year 2012.

Key Financials

	2012	2011		2012	2012
(in EUR million)	9M	9M	+/-	Q3	Q2	+/-
Revenues	150.3	470.8	-68%	62.2	46.1	35%
Gross profit	-17.3	219.7	n.m.	-42.3	14.7	n.m.
Gross margin	-11%	47%	-58 pp	-68%	32%	n.m.
Operating result (EBIT)	-113.0	129.8	n.m.	-78.3	-16.5	n.m.
EBIT margin	-75%	28%	n.m.	n.m.	-36%	n.m.
Net result	-102.2	90.5	n.m.	-78.3	-11.6	n.m.
Net result margin	-68%	19%	n.m.	n.m.	-25%	n.m.
Net result per share - basic (EUR)	-1.01	0.90	n.m.	-0.77	-0.12	n.m.
Net result per share - diluted (EUR)	-1.01	0.89	n.m.	-0.77	-0.12	n.m.
Equipment order intake	96.0	484.1	-80%	34.5	30.0	15%
Equipment order backlog (end of period)	109.8	244.8	-47%	109.8	137.7	-6%

Financial Highlights
Q3/2012 Revenues of EUR 62.2m increased on a sequential basis coming in 35% higher (Q2/2012: EUR 46.1m; Q3/2011: EUR 89.8m) than Q2/2012. However, not surprisingly, given the low order intake volumes recorded over the last 12 months, 9M/2012 revenues were 68% lower than the same prior year period (9M/2011: EUR 470.8m).

The Q3/2012 gross profit was reported at EUR -42.3m. This figure was significantly lower than in Q2/2012 (EUR 14.7m), mainly due to the previously described inventory write-downs, but also influenced by a less favorable product mix which included a lower level of final customer acceptances and softer pricing on some legacy products. On a year on year comparison, AIXTRON's nine month gross profit of EUR 17.3m was lower than the corresponding 2011 period (Q3/2011: EUR 38.7m; 9M/2011: EUR 219.7m). This is largely due to the effects described above, and from the ongoing fix-cost effects of facility, production and service costs reflected in cost of sales.

As a result of the reduced gross profit, EBIT in Q3/2012 decreased sequentially from EUR -16.5m to EUR -78.3m (Q3/2011: EUR 0.6m). The 9M/2012 EBIT amounted to EUR -113.0m (9M/2011: EUR 129.8m).

Although customer orders improved less than expected, AIXTRON's order intake volume in Q3/2012 increased from the trough levels recorded in the first half of the year, and came in sequentially at EUR 34.5m (Q2/2012: EUR 30.0m, Q3/2011: EUR 51.5m) which represents a 15% improvement over the previous quarter.

Despite high MOCVD utilization rates, which have historically been seen as a precursor to an imminent pickup in equipment orders, in the current environment, AIXTRON's customers still remain hesitant about adding new LED production capacity. This hesitancy is perceived to be also influenced by the recent highly competitive pricing development in consumer end markets and the consequent margin pressure on LED manufacturers.

The total 9M/2012 order intake of EUR 96.0m compares to a 9M/2011 level of EUR 484.1m. In other end markets, AIXTRON has seen its non-LED business gaining further traction throughout 2012. This includes Silicon Semiconductor equipment, with increasing demand for the new QXP-8300 ALD system, offering a compelling and cost effective technology solution for memory producers. Similarly; the Company is seeing far greater interest from power Electronics and LED customers in the recently launched AIX G5+ systems which are optimized for both Power electronics devices and GaN-on-Si LED structures.

The Company's recently announced PRODOS family of Organic Semiconductor technology has attracted interest in both the R&D community and amongst the emerging OLED production industry. AIXTRON is currently commissioning and qualifying a production system for a major Asian customer.

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON remains confident that AIXTRON has the appropriate strategy to capitalize on the next LED-lighting investment cycle and to be able to pursue adjacent growth market opportunities:

'We are clearly getting closer to the start of the third major LED investment cycle, namely for LED general lighting. It is not a question of 'if' this substantial market arrives; it is only a question of 'when'. Despite the difficult macro-economic circumstances we are all contending with, we continue draw cautious optimism from the frequent evidence of increasing adoption momentum towards LED-lighting. It is however increasingly difficult in the current economic environment, to predict accurately the exact timing of that Solid State Lighting inflection point. This difficulty is evidenced by a much slower than expected pick up in orders and revenues, which has led to the EUR 51.5m write down on inventories we reported in Q3.

But whatever the precise timing may be, what is certain is that the absolute volume growth being predicted for LED lighting adoption will eventually require a very substantial buildup of LED manufacturing capacity over the next years. This is a significant growth opportunity for AIXTRON and we are confident that we are well positioned for this next market up cycle with our market-driven R&D investments, our technology track record, our strong local footprint and solid customer relationships. We have the necessary support of a strong Balance Sheet with a solid cash position and no debt and will continue to look for business efficient cost saving measures to optimize our cost structure going forward.'

Outlook
For fiscal year 2012, AIXTRON expects sequentially stronger fourth quarter revenues, albeit considerably less than previously expected. However, as a result of the unexpected slower demand recovery, the Company will not report a profit in fiscal year 2012. The company expects to achieve full year 2012 revenues of ca. EUR 220m and an EBIT loss of ca. EUR -125m.

AIXTRON Management expects an increase in demand for manufacturing equipment in 2013, driven by projected stronger equipment demand from the LED general lighting market as well as other non-LED applications and expects to return to profitability during the year 2013. AIXTRON also expects to gain further traction in emerging MOCVD non-LED applications and other technology markets, including Silicon Semiconductor, Power Electronics and Organic Semiconductor applications.

Financial Tables
The 9M/2012 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors, Reports/Presentations', as part of AIXTRON's Nine Months Financial Report 2012.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, October 25, 2012, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first nine months 2012 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements
This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444
Fax: +49 241 8909 445,
invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 25, 2012	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO